Galaxy Enterprises Inc.

1701 Charles Iam Court

Las Vegas, NV 89117

Telephone: 702-805-0632

Email: gn@gregorynavone.com

January 13, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	Galaxy Enterprises Inc. (the "Company")
Request for Withdrawal on Form AW for
Post-Effective Amendment #1 on Form POS AM
File No. 333-258034

Ladies and Gentleman:

The Company hereby applies for withdrawal of the Company’s post-effective amendment #1 on Form POS AM submitted to the Securities and Exchange Commission (the “Commission”) on June 2, 2025 (the “Post-Effective Amendment”).

The Company is withdrawing the Post-Effective Amendment, which has not been declared effective, because the Company is required to file a new registration statement on Form S-1 given the time that has passed since it filed its initial registration statement. Since the Post-Effective Amendment was not declared qualified by the Commission, no securities as described in the Post-Effective Amendment were sold.

Yours truly,

/s/ Gregory Navone

Gregory Navone, President

Galaxy Enterprises Inc.